Public AmeND

JG

SE 16002211

Washington, D.C. 20549

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APR 20 2016

Washington DC 409

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-50984

JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDIANA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. MERIDIAN STREET

(No. and Street)

INDIANAPOLIS	INDIANA	46202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK NEESE - 317-632-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. - dba EDWARD OPPERMAN, CPA

(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	INDIANA	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, FRANK NEESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANA SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Frank Neese
Signature

MANAGING MEMBER
Title

Dawn Barringer
Notary Public

DAWN L BARRINGER
Marion County
My Commission Expires
May 10, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2015

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

INDIANA SECURITIES, LLC

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members Of
Indiana Securities, LLC
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of Indiana Securities LLC, (an Indiana limited liability company), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Indiana Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indiana Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Indiana Securities, LLC's financial statements. The supplemental information is the responsibility of Indiana Securities, LLC's management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016

INDIANA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS

ASSETS	
Cash	$ 402,130
Accounts receivable	406
TOTAL ASSETS	402,536

LIABILITIES AND STOCLHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	39,726
TOTAL LIABILITIES	39,726
STOCKHOLDERS' EQUITY	
Members' equity	25,000
Retained earnings	337,810
TOTAL STOCKHOLDERS' EQUITY	362,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 402,536

INDIANA SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Underwriting fees	$	694,320
Commissions and fees		52,853
TOTAL REVENUE		747,173
EXPENSES		
Employee compensation and benefits		335,064
Occupancy expenses		7,979
Communications and data processing		2,069
Administrative expenses		19,679
Legal and professional fees		52,136
TOTAL EXPENSES		416,927
NET INCOME	$	330,246

INDIANA SECURITIES, LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity	Retained Earnings	Total
BALANCE AT BEGINNING OF YEAR	$ 25,000	$ 334,001	$ 359,001
Stock Issue	-	-	-
Member Distributions	-	(326,437)	(326,437)
Net Income	-	330,246	330,246
BALANCE AT END OF YEAR	$ 25,000	$ 337,810	$ 362,810
	-	-	-

INDIANA SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	330,246
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		9,333
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		34,806
Net Cash Provided by (Used in) Operating Activities		374,385
CASH FLOWS FROM INVESTING ACTIVITIES		
Members' Distributions		(326,437)
Net Cash (Used in) Investing Activities		(326,437)
NET INCREASE IN CASH		47,948
CASH AT BEGINNING OF THE YEAR		354,182
CASH AT END OF THE YEAR	$	402,130
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	-

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Indiana Securities, LLC (the Firm) was formed on January 1, 1998 as a Limited Liability Corporation in the State of Indiana. The Firm is engaged in various securities trading, brokerage, investment management, and advisory activities serving a diverse group of clients. The trading and brokerage activities are provided through the Firm's fully-disclosed correspondent relationship with RBC Correspondent Services. The Firm also engages in the selling of life insurance and annuity contracts. As a limited liability company, each member's liability is limited to the extent of its investment and each member's interest has the same rights and privileges.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2015.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the year ended December 31, 2015. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2015, there were no advertising costs incurred.

h. Income Taxes—The Firm is a limited liability company, it is not subject to federal, state and local income taxes, and accordingly, no provision for incomes taxes is required. The members include their share of net income or loss in their individual income tax return

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2015 there were no payables to accrue.

NOTE 3: LEASES

The Firm leases office space equipment of a related organization and accordingly, incurred expenses paid to such organization amounting to approximately $0 for the year ended December 31, 2015.

NOTE 4: LINE OF CREDIT

The Firm has an established line of credit with their financial institution in the amount of $25,000. Throughout the year and there were no draws on this line of credit. The outstanding balance of this line of credit was $0 at December 31, 2015.

.NOTE 5: INCOME TAX EXPENSE

The Firm is treated as a partnership for tax purposes. In lieu of partnership income taxes, the members of the LLC are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2015.

The firm's federal and state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and exchange Commission Uniform Net Capital Rule (Rule 15c301), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2015, the Firm's net capital was $362,810 which was $357,810 in excess of its minimum net capital requirement. There are no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2015.

NOTE 4: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, that date on which the financial statements were available to be issued.

INDIANA SECURITIES, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULE I

Total ownership equity from Statement of Financial Condition	$	362,810
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		362,810
Haricuts on securities		-
Net Capital		362,810
Aggregate indebtedness		39,726
Net capital required based on aggregate indebtedness (6-2/3%)		2,650
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net capital required		5,000
Excess Net Capital		357,810
Total aggregate indebtedness		
(a) - 10% of total aggregate indebteness		3,973
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	356,810
Percentage of Aggregate Indebtedness to Net Capital		10.95%

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Members of
Indiana Securities, LLC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Indiana Securities, LLC as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered of Indiana Securities, LLC's Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Indiana Securities LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Indiana Securities, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed of Indiana Securities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because of Indiana Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Indiana Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that of Indiana Securities, LLC'S practices and procedures, as described in the second paragraph of this report, were adequate at February 1, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
February 22, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Members of
Indiana Securities, LLC
Indianapolis, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables. The only changed related an accrual or payroll expenses.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members of
Indiana Securities LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by of Indiana Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Indiana Securities, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T. Indiana Securities, LLC.'s management is responsible Indiana Securities, LLC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 22, 2016

INDIANA
Securities LLC
Member NASD/SIPC

February 2, 2016

Edward Opperman, CPA
1901 Kossuth Street
Lafayette, In 47905

EXEMPTION STATEMENT WITH REGARD TO RULE 15C3-3

Indiana Securities, LLC (CRD 45115) is a $5,000 minimum net capital non-carrying broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15C3-3 (k) (2) (ii).

EXEMPTION REPORT UNDER RULE 15C3-3(k)

Indiana Securities, LLC has met the exemption provision above mentioned throughout the past fiscal year ending December 31, 2015

To the best of my knowledge and belief, the above statements are true without exception.

Thank you,

Dawn L. Barringer
Treasurer

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE MEMBERS OF
INDIANA SECURITIES, LLC
INDIANAPOLIS, INDIANA

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers , in which Indiana Securities, LLC (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 2 4 0. 15c3-3: ***(2) (ii)-All customer transactions cleared through another broker-dealer on a fully-disclosed basis:*** and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 22, 2016